# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Owens & Minor, Inc., CIK 0000075252
CUSIP: 690732102
Title of class of securities: Common Stock, $2 par value per share
Address of issuer's principal executive offices: 9120 Lockwood Boulevard, Mechanicsville, Virginia (VA), 23116
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0001409751
Persons authorized to receive notices and communications: C. Shackelton/A. Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,100,807; sole dispositive power 0; shared dispositive power 13,100,807; aggregate amount beneficially owned 13,100,807 (16.9% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,657,337; sole dispositive power 0; shared dispositive power 10,657,337; aggregate amount beneficially owned 10,657,337 (13.8% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,657,337; sole dispositive power 0; shared dispositive power 10,657,337; aggregate amount beneficially owned 10,657,337 (13.8% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,100,807; sole dispositive power 0; shared dispositive power 13,100,807; aggregate amount beneficially owned 13,100,807 (16.9% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,100,807; sole dispositive power 0; shared dispositive power 13,100,807; aggregate amount beneficially owned 13,100,807 (16.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $2 par value per share
Name of issuer: Owens & Minor, Inc.
Address of issuer's principal executive offices: 9120 Lockwood Boulevard, Mechanicsville, Virginia (VA), 23116
Comment: This Schedule 13D (this "Schedule 13D") supersedes the Schedule 13G as last amended by Amendment No. 2 filed on May 15, 2025 with the Securities and Exchange Commission (the "SEC") by Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP and Gray, the "Reporting Persons"), relating to shares of common stock, $2 par value per share (the "Common Stock"), of Owens & Minor, Inc. (the "Issuer"). This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G. See Item 4 below.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of CCM, CC, CCP, Gray and Shackelton.
Residence or business address: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Present principal occupation or employment: CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) Gray is a United States citizen; and (v) Shackelton is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the "Separate Account") were as follows:

Purchaser Source of Fund Amounts
CCP Working Capital $114,594,716.85
Separate Account Working Capital $26,777,462.81

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Common Stock for investment purposes, and such purposes were made in the Reporting Persons' ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer and evaluate plans and proposals for potential extraordinary transactions involving the Issuer such as potential business combinations, asset sales and financing transactions. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, legal, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 77,346,594 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons did not effectuate any transactions in the Common Stock of the Issuer during the sixty days preceding the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 10,657,337 shares of Common Stock and the Separate Account is the record owner of 2,443,470 shares of Common Stock.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit 1 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint filing Agreement, dated December 27, 2024 (incorporated by reference to Exhibit 99.2 to the Reporting Person's Schedule 13G filed with the SEC on December 27, 2024)

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)